

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Peter Chin
Chief Executive Officer
Disability Access Corporation
720 W. Cheyenne Avenue, Suite 220
North Las Vegas, Nevada 89030

> **Re: Disability Access Corporation**
> **Amendment No. 9 to Registration Statement on Form 10**
> **Filed September 27, 2010**
>
> **Amendment No. 2 to Form 10-Q for the Quarter Ended March 31, 2010**
> **Amendment No. 3 to Form 10-Q for the Quarter Ended June 30, 2010**
>
> **Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2009**
>
> **File No. 000-53538**

Dear Mr. Chin:

    We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            Karen J. Garnett
                            Assistant Director